Form 40-F
period 2011-12-31
LAKE SHORE GOLD CORP
filed 2012-03-30
CIK 1279944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Exact name of registrant as specified in its charter)

CANADA	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

Suite 2000 — 181 University Avenue
Toronto, ON, CANADA
M5H 3M7
Tel:  (416) 703-6298

(Address and telephone number of Registrant’s principal executive offices)

with copies to:

Corporation Service Company

1180 Avenue of the Americas, Suite 210
New York, New York 10036

(800) 221-0770
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Michael A. Smith, Esq. Kaye Scholer LLP 425 Park Avenue New York, NY 10022

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form            ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2011, 400,169,669 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes	☐ No

EXPLANATORY NOTE

Lake Shore Gold Corp. (the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the United Securities and Exchange Commission (the “SEC” or the “Commission”).  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s annual information form for the fiscal year ended December 31, 2011 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.  The audited consolidated financial statements for the fiscal year ended December 31, 2011 (the “Annual Financial Statements”), including the report of independent registered chartered accountants with respect thereto, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.  The accompanying management’s discussion and analysis, or MD&A, for the Annual Financial Statements is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference into it contain “forward-looking statements.” Forward-looking statements include, but are not limited to, statements with respect to studies performed on the mineral natural resource properties in which the Registrant has an interest, the future price of metals and minerals, the estimation of mineral resources and reserves, the realization of mineral resource and reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF filed as Exhibit 99.1 to this Annual Report.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits.  These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made.  In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted under MJDS to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Annual Financial Statements are the Registrant’s first annual financial statements presented in accordance with IFRS.  Previously, the Registrant prepared its annual financial statements in accordance with Canadian generally accepted accounting principles, as permitted by MJDS for Canadian issuers, and may not be comparable to financial statements of United States (“U.S.”) companies.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under the SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein that contain descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$ 1.0170.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer

(“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a — 15(e) and Rule 15d — 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

In the opinion of the Board of Directors of the Registrant (the “Board”), all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex). The Board has determined that Arnold Klassen is the audit committee financial expert.

CODE OF ETHICS

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all of the Registrant’s directors, officers, employees and consultants.  The Code is available on the Registrant’s website at www.lsgold.com.  Since the commencement of the Registrant’s most recently completed financial year, there have not been any amendments to the Code, nor have there been any waivers, including implied waivers, from any provision of the Code.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The information provided under the heading “Service Fees Paid to External Auditors” and “Pre-Approval Policies and Procedures” contained in the Registrant’s AIF is incorporated by reference herein  Deloitte & Touche LLP acted as the Registrant’s independent auditor for the fiscal years ended December 31, 2011 and 2010.  All of the audit and non-audit services rendered by the Registrant’s external auditors, and the audit and non-audit service fees described in the Registrant’s AIF, were pre-approved by the Registrant’s Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years.  This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2011 and the Registrant’s Annual Financial Statements and notes to the Annual Financial Statements.

	Total	Less than a year	1 to 3 years	3 to 5 years	More than five years
Finance Leases and Other(1)	$18,525,000	$9,050,000	$8,467,000	504,000	504,000
Environmental Rehabilitation Provision(2)	$5,497,000	—	—	—	$5,497,000
Mexican Resource Property Agreements	$51,071,000	$5,470,000	$25,951,000	$19,650,000	—
To be incurred by Revolution	$(28,954,000)	$(5,470,000)	$(23,484,000)	—	—
Long Term Debt Obligations(3)	$50,850,000	—	$50,850,000	—	—

Interest Payment(4)	$6,250,000	$2,250,000	$4,000,000	—	—

Total	$103,239,000	$11,300,000	$65,784,000	$20,154,000	$6,001,000

(1)           The Registrant has entered into certain equipment and vehicle leases expiring between 2011 and 2015 with interest rates between 2.8% and 8.5%. Other includes the Registrant’s obligations under certain agreements with First Nation Communities.

(2)           Environmental Rehabilitation Provision includes liability for the Bell Creek mine and mill and the Timmins West Mine project.  The liability is accreted over time through charges to operating costs and, the associated capitalized on the related assets will be amortized over the assets’ useful lives once commercial production commences.

(3)           Long term debt obligations represents a $50 million three-year, corporate revolving credit facility (the “Credit Facility”) entered into between the Registrant and UniCredit Bank AG on February 28, 2011.

(4)           Interest payment represents estimated interest expense on the Credit Facility.

AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex.  The information provided under the heading “Audit Committee” contained in the Registrant’s AIF is incorporated by reference herein.  The members of the Audit Committee are appointed or confirmed by the Board annually and are accountable to the Board.  The Registrant’s Audit Committee Charter is available on the Registrant’s website at www.lsgold.com.

NYSE AMEX CORPORATE GOVERNANCE

The Registrant’s common shares are listed on NYSE Amex.  Section 110 of the NYSE Amex Company Guide (the “Company Guide”) permits NYSE Amex to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  NYSE Amex recommends that companies listed on NYSE Amex have a minimum of one-third of the issued and outstanding shares entitled to vote at a shareholder meeting be present to constitute a quorum for the transaction of business at a shareholder meeting, and to provide for such quorum in its by-laws.  The Registrant’s quorum requirement, as set forth in its by-laws, provides that a quorum for the transaction of business at any meeting of its shareholders shall be two persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, each of whom is entitled to vote at such meeting of shareholders, and all of whom collectively hold or represent by proxy not less than 25% of the issued and outstanding shares of the Registrant entitled to cast a vote at a meeting of shareholders.  This quorum provision complies with the corporate laws of Canada under the Canada Business Corporations Act (“CBCA”).

Shareholder Meeting Notice Requirement:  NYSE Amex requires that companies listed on NYSE Amex provide shareholders with written notice of all shareholder meetings at least 10 days in advance, and to provide for such notice in its by-laws.  While the Registrant’s by-laws do not expressly provide for such notice, the Registrant is subject to the CBCA and the Canada Business Corporations Regulations (“CBCR”) promulagted under the CBCA, and Part 5, Section 44 of the CBCR requires that shareholders be provided at least 21 days prior notice of a shareholder meeting.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(6) of Form 40-F, the Registrant has filed the certifications of the Chief Executive Officer and the Chief Financial Officer of the Registrant as Exhibit 99.4 through Exhibit 99.9, as set forth in the Exhibit Index attached to this Annual Report.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.10, as set forth in the Exhibit Index attached to this Annual Report.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

LAKE SHORE GOLD CORP.

By:	/s/ Mario Stifano
Name:	Mario Stifano
Title:	Chief Financial Officer

Date:	March 30, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

Annual Information

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2011, dated as of March 26, 2012.
99.2	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2011 and 2010, together with the report of the independent registered chartered accountants therein.
99.3	Management’s Discussion and Analysis for the fourth quarter and years ended December 31, 2011 and 2010.
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.8	Chief Executive Officer’s Certification of Annual Filings on Form 52-109F1.
99.9	Chief Financial Officer’s Certification of Annual Filings on Form 52-109F1.

Consents

Exhibit	Description

99.10	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.