Form 40-F
period 2012-12-31
LAKE SHORE GOLD CORP
filed 2013-03-28
CIK 1279944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Exact name of registrant as specified in its charter)

CANADA	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

Suite 2000 — 181 University Avenue
Toronto, ON, CANADA
M5H 3M7
Tel:  (416) 703-6298

(Address and telephone number of Registrant’s principal executive offices)

with copies to:

Corporation Service Company

1180 Avenue of the Americas, Suite 210
New York, New York 10036

(800) 221-0770
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Michael A. Smith, Esq. Kaye Scholer LLP 425 Park Avenue New York, NY 10022

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form          ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2012, 415,654,260 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s annual information form for the fiscal year ended December 31, 2012 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.  The audited consolidated financial statements for the fiscal year ended December 31, 2012 (the “Annual Financial Statements”), including the report of independent registered chartered accountants with respect thereto, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.  The accompanying management’s discussion and analysis, or MD&A, for the Annual Financial Statements is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted under MJDS to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$ 0.9949.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and the acting principal financial officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the acting principal financial officer, have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and the acting principal financial officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERD ACCOUNTANTS

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for assessing the effectiveness of internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and the acting principal financial officer, conducted an assessment of the Registrant’s internal control over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The assessment included an evaluation of the design of the Registrant’s internal controls over financial reporting and testing of the operational effectiveness of those controls. Based on that assessment, management has concluded that, as of December 31, 2012, the Registrant’s internal control over financial reporting was effective.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

In the opinion of the Board of Directors of the Registrant (the “Board”), all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT). The Board has determined that Arnold Klassen is the audit committee financial expert.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES

The information provided under the heading “Service Fees Paid to External Auditors” and “Pre-Approval Policies and Procedures” contained in the Registrant’s AIF is incorporated by reference herein.  Deloitte LLP acted as the Registrant’s independent registered chartered accountants for the fiscal years ended December 31, 2012 and 2011.  All of the audit and non-audit services rendered by the Registrant’s independent registered chartered accountants, and the audit and non-audit service fees described in the Registrant’s AIF, were pre-approved by the Registrant’s Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years.  This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2012 and the Registrant’s Annual Financial Statements and notes to the Annual Financial Statements.

	Total	Less than a year	1 to 3 years	3 to 5 years	More than five years
Finance Leases and Other(1)	$12,035,000	$6,771,000	$3,638,000	$912,000	$714,000
Enviromental Rehabilitation Provivision(2)	$5,257,000	—	—	—	$5,257,000
Mexican Resource Property Agreements	$45,600,000	$8,566,000	$17,384,000	$19,650,000	—
To be incurred by Revolution	$(10,772,000)	$(8,566,000)	$(2,206,000)	—	—
Long Term Debt Obligations including Interest Payment(3)	$181,611,000	$25,444,000	$39,712,000	$116,455,000	—
Total	$233,731,000	$32,215,000	$58,528,000	$137,017,000	$5,971,000

(1)           The Company has entered into equipment and vehicle leases expiring between 2013 and 2015 with interest rates between 1.50% to 6.50%. Other includes the Registrant’s obligations under a commercial lease for office rent.

(2)           Environmental Rehabilitation Provision includes liability for the Bell Creek mine and mill and the Timmins West Mine project.  The liability is accreted over time through charges to operating costs and, the associated capitalized on the related assets will be amortized over the assets’ useful lives.

(3)           Long term debt obligations represents: (i) a US$35,000,000 gold loan (the “Gold Loan”), payable monthly starting in January 31, 2013 to May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35,000,000, maturing on January 1, 2015 (together, the “Credit Facility”) entered into between the Registrant and Sprott Resource Lending Partnership (“Sprott”), as agent for the lenders therein, on June 14, 2012; and (ii) $103,500,000 principal amount of Convertible Unsecured Debentures (the “Debentures”), which bear annual interest at 6.25%, payable semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017, issued on September 7, 2012.  Interest payment represents estimated interest expense on the Credit Facility and the Debentures.

AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT.  The information provided under the heading “Audit Committee” contained in the Registrant’s AIF is incorporated by reference herein.  The members of the Audit Committee are appointed or confirmed by the Board annually and are accountable to the Board.  The Registrant’s Audit Committee Charter is available on the Registrant’s website at www.lsgold.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977.

The Company did not have any mines in the United States during the fiscal year ended December 31, 2012.

NYSE MKT CORPORATE GOVERNANCE

The Registrant’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT Company Guide (the “Company Guide”) permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement:  NYSE MKT recommends that companies listed on NYSE MKT have a minimum of one-third of the issued and outstanding shares entitled to vote at a shareholder meeting be present to constitute a quorum for the transaction of business at a shareholder meeting, and to provide for such quorum in its by-laws.  The Registrant’s quorum requirement, as set forth in its by-laws, provides that a quorum for the transaction of business at any meeting of its shareholders shall be two persons present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, each of whom is entitled to vote at such meeting of shareholders, and all of whom collectively hold or represent by proxy not less than 25% of the issued and outstanding shares of the Registrant entitled to cast a vote at a meeting of shareholders.  This quorum provision complies with the corporate laws of Canada under the Canada Business Corporations Act (“CBCA”).

Shareholder Meeting Notice Requirement:  NYSE MKT requires that companies listed on NYSE MKT provide shareholders with written notice of all shareholder meetings at least 10 days in advance, and to provide for such notice in its by-laws.  While the Registrant’s by-laws do not expressly provide for such notice, the Registrant is subject to the CBCA and the Canada Business Corporations Regulations (“CBCR”) promulagted under the CBCA, and Part 5, Section 44 of the CBCR requires that shareholders be provided at least 21 days prior notice of a shareholder meeting.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(6) of Form 40-F, the Registrant has filed the certifications of the Chief Executive Officer and the acting principal financial officer of the Registrant as Exhibit 99.4 through Exhibit 99.9, as set forth in the Exhibit Index attached to this Annual Report.

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

LAKE SHORE GOLD CORP.

By:	/s/ Alasdair Federico
Name:	Alasdair Federico
Title:	Corporate Secretary and General Counsel

Date:	March 28, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

Annual Information

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2012, dated as of March 22, 2013.
99.2	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2012 and 2011, together with the report of the independent registered chartered accountants therein.
99.3	Management’s Discussion and Analysis for the fourth quarter and years ended December 31, 2012 and 2011.
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.5	Certification of Acting Principal Financial Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.7	Certification of Acting Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.8	Chief Executive Officer’s Certification of Annual Filings on Form 52-109F1.
99.9	Acting Principal Financial Officer’s Certification of Annual Filings on Form 52-109F1.

Consents

Exhibit	Description

99.10	Consent of Deloitte LLP, Independent Registered Chartered Accountants.