Form 40-F
period 2015-12-31
LAKE SHORE GOLD CORP
filed 2016-03-31
CIK 1279944

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Exact name of registrant as specified in its charter)

CANADA	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

Suite 2000 — 181 University Avenue
Toronto, ON, CANADA
M5H 3M7
Tel:  (416) 703-6298

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2015, 463,222,879 common shares of the Registrant were issued and outstanding.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant’s annual information form for the fiscal year ended December 31, 2015 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.  The audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 (the “Annual Financial Statements”), including the independent auditor’s report with respect thereto, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.  The accompanying management’s discussion and analysis, or MD&A, for the Annual Financial Statements is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral reserve and mineral resource estimates contained in this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under the SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein that contain descriptions of the Registrant’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.3840.

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

Management, including the CEO and the CFO, conducted an assessment of the Registrant’s internal control over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The assessment included an evaluation of the design of the Registrant’s internal controls over financial reporting and testing of the operational effectiveness of those controls. Based on that assessment, management has concluded that, as of December 31, 2015, the Registrant’s internal control over financial reporting was effective.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Service Fees Paid to External Auditors” and “Pre-Approval Policies and Procedures” contained in the Registrant’s AIF is incorporated by reference herein.  Deloitte LLP acted as the Registrant’s independent auditor for the fiscal years ended December 31, 2015 and 2014.  All of the audit and non-audit services rendered by the Registrant’s independent auditor, and the audit and non-audit service fees described in the Registrant’s AIF, were pre-approved by the Registrant’s Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant.  This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2015 and the Registrant’s Annual Financial Statements and notes to the Annual Financial Statements.

	Total	Less than a year	1 to 3 years	3 to 5 years	More than five years
Accounts Payable and Accrued Liabilities	$29,022,000	$29,022,000	—	—	—
Finance Lease Obligations and Other(1)	$21,930,000	$10,733,000	$10,966,000	$231,000	—
Environmental Rehabilitation Provision(2)	$7,172,000	—	—	—	$7,172,000
Share Based Liabilities(3)	$8,334,000	$2,256,000	$4,173,000	$1,649,000	$256,000
Long Term Debt Obligations Principal and Interest Payments(4)	$116,429,000	$6,486,000	$109,943,000	—	—
Total	$182,887,000	$48,497,000	$125,082,000	$1,880,000	$7,428,000

(1)                                 The Registrant has entered into certain equipment and vehicle leases expiring between 2016 and 2018 with interest rates between 0.9% and 6.85% (total obligation of $20.2 million). The Registrant also has a lease on their head office location which expires in June 2019 (total lease payments over the remaining term are $1.6 million) and a lease on the Temex head office location which expires in April 2017 (total lease payments over the remaining term are $0.1 million).

(2)                                 Environmental rehabilitation provision includes the liability for the Bell Creek mine and mill, the Timmins West Mine and the Whitney Property.  The liability is accreted over time through charges to finance expense, and the associated costs capitalized on the related assets are amortized for the Timmins West Mine and Bell Creek Mine and Mill over the respective lives of the mines and the mill.

(3)                                 Share based liabilities include the liability for the Company’s Performance Share Unit Plan ($6.9M) and the liability for the Company’s Deferred Share Unit Plan ($1.4 million).

(4)                                 Long term debt obligations include $116.4 million related to the Registrant’s convertible debentures (principal of $103.5 million and interest of $12.9 million).

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

The Registrant did not have any mines in the United States during the fiscal year ended December 31, 2015.

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

CONSENT TO SERVICE OF PROCESS

The Registrant previously filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

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

LAKE SHORE GOLD CORP.

By:	/s/ Alasdair Federico
Name:	Alasdair Federico
Title:	Vice-President, Corporate Secretary and General Counsel

Date:	March 30, 2016

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

Annual Information

Exhibit	Description

99.1	Annual Information Form of the Registrant for the year ended December 31, 2015, dated as of March 24, 2016.
99.2	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2015 and 2014, together with the independent auditor’s report therein.
99.3	Management’s Discussion and Analysis for the fourth quarter and years ended December 31, 2015 and 2014.
99.4	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.5	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act.
99.6	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.7	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.8	Chief Executive Officer’s Certification of Annual Filings on Form 52-109F1.
99.9	Chief Financial Officer’s Certification of Annual Filings on Form 52-109F1.

Consents

Exhibit	Description

99.10	Consent of Deloitte LLP.